Exhibit 99.2

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended December 31, 2010

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND

COMPREHENSIVE INCOME (unaudited)

For the period ended December 31,		Three Months Ended		Twelve Months Ended
($ millions, except per share amounts)		2010	2009	2010	2009

Gross Revenues	(Note 1)	3,280	3,103	13,422	11,790
Less: Royalties	(Note 1)	108	98	449	273
Net Revenues		3,172	3,005	12,973	11,517
Expenses	(Note 1)
Production and mineral taxes		8	7	34	44
Transportation and blending		270	216	1,065	760
Operating		310	333	1,302	1,312
Purchased product		2,047	1,631	7,549	5,910
Depreciation, depletion and amortization		346	374	1,310	1,527
General and administrative		91	69	251	211
Interest, net	(Note 8)	69	78	279	244
Accretion of asset retirement obligation	(Note 15)	17	11	75	45
Foreign exchange (gain) loss, net	(Note 9)	(28)	93	(51)	304
(Gain) loss on divestiture of assets		-	-	9	-
Other (income) loss, net	(Note 6)	(12)	(2)	(13)	(2)
		3,118	2,810	11,810	10,355
Earnings Before Income Tax		54	195	1,163	1,162
Income tax expense (recovery)	(Note 10)	(19)	153	170	344
Net Earnings		73	42	993	818
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment		(82)	(61)	(13)	(238)
Comprehensive Income (loss)		(9)	(19)	980	580

Net Earnings per Common Share	(Note 19)
Basic		0.10	0.06	1.32	1.09
Diluted		0.10	0.06	1.32	1.09

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	2	for the period ended December 31, 2010

CONSOLIDATED BALANCE SHEETS (unaudited)

As at ($ millions)		December 31, 2010	December 31, 2009

Assets
Current Assets
Cash and cash equivalents		300	155
Accounts receivable and accrued revenues		1,055	978
Income tax receivable		31	40
Current portion of Partnership Contribution Receivable	(Note 12)	346	345
Risk management	(Note 18)	163	60
Inventories	(Note 11)	880	875
		2,775	2,453
Assets Held for Sale	(Note 6)	65	-
Property, Plant and Equipment, net	(Notes 1, 7, 13)	15,530	15,214
Partnership Contribution Receivable	(Note 12)	2,145	2,621
Risk Management	(Note 18)	43	1
Other Assets		391	320
Goodwill	(Note 1)	1,146	1,146
		22,095	21,755

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		1,825	1,574
Income tax payable		154	-
Current portion of Partnership Contribution Payable	(Note 12)	343	340
Risk management	(Note 18)	163	70
		2,485	1,984
Liabilities Related to Assets Held for Sale	(Note 6)	7	-
Long-Term Debt	(Note 14)	3,432	3,656
Partnership Contribution Payable	(Note 12)	2,176	2,650
Risk Management	(Note 18)	10	4
Asset Retirement Obligation	(Note 15)	1,213	1,147
Other Liabilities		346	239
Future Income Taxes		2,404	2,467
		12,073	12,147
Shareholders’ Equity		10,022	9,608
		22,095	21,755

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	for the period ended December 31, 2010

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited)

($ millions)	Share Capital (Note 16)	Paid in Surplus (Note 16)	Retained Earnings	AOCI*	Owner’s Net Investment (Note 16)	Total

Balance as at December 31, 2008	-	-	-	224	9,264	9,488
Net earnings	-	-	-	-	773	773
Net distribution to owner	-	-	-	-	(302)	(302)
Other comprehensive income (loss)	-	-	-	(212)	-	(212)
Owner’s Net Investment at Arrangement date - November 30, 2009	-	-	-	12	9,735	9,747
Issuance of common shares in connection with the Arrangement	3,680	-	-	-	(3,680)	-
Reclassification of owner’s net investment to paid in surplus in connection with the Arrangement	-	6,055	-	-	(6,055)	-
Net earnings — December 1 to December 31	-	-	45	-	-	45
Dividends on common shares		(159)	-	-	-	(159)
Common shares issued under option plans	1	-	-	-	-	1
Other comprehensive income (loss)	-	-	-	(26)	-	(26)
Balance as at December 31, 2009	3,681	5,896	45	(14)	-	9,608
Net earnings	-	-	993	-		993
Common shares issued under option plans	35	-	-	-	-	35
Dividends on common shares	-	-	(601)	-	-	(601)
Other comprehensive income (loss)	-	-	-	(13)	-	(13)
Balance as at December 31, 2010	3,716	5,896	437	(27)	-	10,022

*Accumulated Other Comprehensive Income

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	for the period ended December 31, 2010

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

		Three Months Ended		Twelve Months Ended
For the period ended December 31, ($ millions)		2010	2009	2010	2009

Operating Activities
Net earnings		73	42	993	818
Depreciation, depletion and amortization		346	374	1,310	1,527
Future income taxes (recovery)	(Note 10)	(41)	(395)	88	(590)
Unrealized (gain) loss on risk management	(Note 18)	275	136	(46)	698
Unrealized foreign exchange (gain) loss	(Note 9)	(30)	86	(69)	327
Accretion of asset retirement obligation	(Note 15)	17	11	75	45
(Gain) loss on divestiture of assets		-	-	9	-
Other		8	(19)	55	20
Net change in other assets and liabilities		(14)	(14)	(55)	(26)
Net change in non-cash working capital		24	(71)	234	220
Cash From Operating Activities		658	150	2,594	3,039

Investing Activities
Capital expenditures	(Note 1)	(754)	(508)	(2,208)	(2,165)
Proceeds from divestitures	(Note 7)	(3)	221	309	222
Net change in investments and other		1	(39)	4	(25)
Restricted cash	(Note 14)	-	3,880	-	-
Net change in non-cash working capital		99	8	99	(95)
Cash From (Used in) Investing Activities		(657)	3,562	(1,796)	(2,063)

Net Cash Provided (Used) before Financing Activities		1	3,712	798	976

Financing Activities
Net issuance (repayment) of revolving long-term debt		(22)	204	(58)	(342)
Net financing transactions with Encana		-	(264)	-	(264)
Issuance of long-term debt		-	-	-	204
Issuance of Cenovus notes	(Note 14)	-	-	-	3,718
Repayment of long-term debt		-	-	-	(97)
Issuance of Common Shares		17	1	28	1
Payment of note payable to Encana	(Note 14)	-	(3,701)	-	(3,701)
Net distribution to Encana		-	223	-	(302)
Dividends on Common Shares		(151)	(159)	(601)	(159)
Other		-	(35)	-	(35)
Cash From (Used in) Financing Activities		(156)	(3,731)	(631)	(977)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(9)	(24)	(22)	(32)
Increase (Decrease) in Cash and Cash Equivalents		(164)	(43)	145	(33)
Cash and Cash Equivalents, Beginning of Period		464	198	155	188
Cash and Cash Equivalents, End of Period		300	155	300	155

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. (“Cenovus” or the “Company”) is in the business of the development, production and marketing of crude oil, natural gas and natural gas liquids (“NGLs”) in Canada with refining operations in the United States (“U.S.”).

The Company is headquartered in Calgary, Alberta and its Common Shares are listed on the Toronto and New York stock exchanges.  Information on the Company’s background and the basis of presentation for these financial statements are found in Note 2.

The Company’s operating and reportable segments are as follows:

•  Upstream, which includes Cenovus’s development and production of crude oil, natural gas and NGLs in Canada, is organized into two reportable operations:

•       Oil Sands, which consists of Cenovus’s producing bitumen assets at Foster Creek and Christina Lake, heavy oil assets at Pelican Lake, new resource play assets such as Narrows Lake, Grand Rapids and Telephone Lake, and the Athabasca natural gas assets. Certain of the Company’s oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company and operated by Cenovus.

•       Conventional, which includes the development and production of conventional crude oil, natural gas and NGLs in western Canada.

•  Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by ConocoPhillips. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•  Corporate and Eliminations, which primarily includes unrealized gains or losses recorded on derivative financial instruments as well as other Cenovus-wide costs for general and administrative and financing activities.  As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventory.

The operating and reportable segments shown above have been changed from those presented in prior periods to match Cenovus’s new operating structure.  All prior periods have been restated to reflect this presentation.

The tabular financial information which follows presents the segmented information first by segment, then by product and geographic location.  Capital expenditures and goodwill information are summarized at the end of the note.

Cenovus Energy Inc.	6	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations

(For the three months ended December 31)

	Oil Sands		Conventional		Total Upstream
	2010	2009	2010	2009	2010	2009

Gross Revenues	687	682	586	771	1,273	1,453
Less: Royalties	73	44	35	54	108	98
Net Revenues	614	638	551	717	1,165	1,355
Expenses
Production and mineral taxes	-	-	8	7	8	7
Transportation and blending	241	187	29	29	270	216
Operating	91	90	109	101	200	191
Purchased product	-	-	-	-	-	-
	282	361	405	580	687	941
Depreciation, depletion and amortization					251	302
Segment Income					436	639

	Refining and Marketing		Corporate and Eliminations		Consolidated
	2010	2009	2010	2009	2010	2009

Gross Revenues	2,307	1,809	(300)	(159)	3,280	3,103
Less: Royalties	-	-	-	-	108	98
Net Revenues	2,307	1,809	(300)	(159)	3,172	3,005
Expenses
Production and mineral taxes	-	-	-	-	8	7
Transportation and blending	-	-	-	-	270	216
Operating	112	137	(2)	5	310	333
Purchased product	2,070	1,659	(23)	(28)	2,047	1,631
	125	13	(275)	(136)	537	818
Depreciation, depletion and amortization	87	53	8	19	346	374
Segment Income (Loss)	38	(40)	(283)	(155)	191	444
General and administrative			91	69	91	69
Interest, net			69	78	69	78
Accretion of asset retirement obligation			17	11	17	11
Foreign exchange (gain) loss, net			(28)	93	(28)	93
(Gain) loss on divestiture of assets			-	-	-	-
Other (income) loss, net			(12)	(2)	(12)	(2)
			137	249	137	249
Earnings Before Income Tax					54	195
Income tax expense (recovery)					(19)	153
Net Earnings					73	42

Cenovus Energy Inc.	7	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Product Information

(For the three months ended December 31)

	Crude Oil and NGLs
	Oil Sands		Conventional		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	656	635	284	322	940	957
Less: Royalties	78	39	32	47	110	86
Net Revenues	578	596	252	275	830	871
Expenses
Production and mineral taxes	-	-	6	5	6	5
Transportation and blending	241	187	19	21	260	208
Operating	84	83	52	46	136	129
Operating Cash Flow	253	326	175	203	428	529

	Natural Gas
	Oil Sands		Conventional		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	27	47	299	447	326	494
Less: Royalties	(5)	5	3	7	(2)	12
Net Revenues	32	42	296	440	328	482
Expenses
Production and mineral taxes	-	-	2	2	2	2
Transportation and blending	-	-	10	8	10	8
Operating	6	6	57	54	63	60
Operating Cash Flow	26	36	227	376	253	412

	Other
	Oil Sands		Conventional		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	4	-	3	2	7	2
Less: Royalties	-	-	-	-	-	-
Net Revenues	4	-	3	2	7	2
Expenses
Production and mineral taxes	-	-	-	-	-	-
Transportation and blending	-	-	-	-	-	-
Operating	1	1	-	1	1	2
Operating Cash Flow	3	(1)	3	1	6	-

	Total
	Oil Sands		Conventional		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	687	682	586	771	1,273	1,453
Less: Royalties	73	44	35	54	108	98
Net Revenues	614	638	551	717	1,165	1,355
Expenses
Production and mineral taxes	-	-	8	7	8	7
Transportation and blending	241	187	29	29	270	216
Operating	91	90	109	101	200	191
Operating Cash Flow	282	361	405	580	687	941

Cenovus Energy Inc.	8	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations

(For the twelve months ended December 31)

	Oil Sands		Conventional		Total Upstream
	2010	2009	2010	2009	2010	2009

Gross Revenues	2,719	2,277	2,539	3,369	5,258	5,646
Less: Royalties	279	135	170	138	449	273
Net Revenues	2,440	2,142	2,369	3,231	4,809	5,373
Expenses
Production and mineral taxes	-	1	34	43	34	44
Transportation and blending	935	628	130	132	1,065	760
Operating	369	332	441	416	810	748
Purchased product	-	-	-	-	-	-
	1,136	1,181	1,764	2,640	2,900	3,821
Depreciation, depletion and amortization					1,039	1,250
Segment Income					1,861	2,571

Balances as at December 31
Property, Plant & Equipment					10,196	10,095
Goodwill					1,146	1,146
Total Assets					14,543	14,921

	Refining and Marketing		Corporate and Eliminations		Consolidated
	2010	2009	2010	2009	2010	2009

Gross Revenues	8,228	6,922	(64)	(778)	13,422	11,790
Less: Royalties	-	-	-	-	449	273
Net Revenues	8,228	6,922	(64)	(778)	12,973	11,517
Expenses
Production and mineral taxes	-	-	-	-	34	44
Transportation and blending	-	-	-	-	1,065	760
Operating	489	534	3	30	1,302	1,312
Purchased product	7,664	6,020	(115)	(110)	7,549	5,910
	75	368	48	(698)	3,023	3,491
Depreciation, depletion and amortization	239	232	32	45	1,310	1,527
Segment Income (Loss)	(164)	136	16	(743)	1,713	1,964
General and Administrative			251	211	251	211
Interest, net			279	244	279	244
Accretion of asset retirement obligation			75	45	75	45
Foreign exchange (gain) loss, net			(51)	304	(51)	304
(Gain) loss on divestiture of assets			9	-	9	-
Other (income) loss, net			(13)	(2)	(13)	(2)
			550	802	550	802
Earnings Before Income Tax					1,163	1,162
Income tax expense (recovery)					170	344
Net Earnings					993	818

Balances as at December 31,
Property, Plant & Equipment	5,188	5,003	146	116	15,530	15,214
Goodwill	-	-	-	-	1,146	1,146
Total Assets	6,714	6,404	838	430	22,095	21,755

Cenovus Energy Inc.	9	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Product Information

(For the twelve months ended December 31)

	Crude Oil and NGLs
	Oil Sands		Conventional		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	2,603	2,056	1,220	1,161	3,823	3,217
Less: Royalties	276	129	153	119	429	248
Net Revenues	2,327	1,927	1,067	1,042	3,394	2,969
Expenses
Production and mineral taxes	-	1	28	28	28	29
Transportation and blending	934	626	86	87	1,020	713
Operating	341	298	202	174	543	472
Operating Cash Flow	1,052	1,002	751	753	1,803	1,755

	Natural Gas
	Oil Sands		Conventional		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	102	214	1,306	2,196	1,408	2,410
Less: Royalties	1	6	17	19	18	25
Net Revenues	101	208	1,289	2,177	1,390	2,385
Expenses
Production and mineral taxes	-	-	6	15	6	15
Transportation and blending	1	2	44	45	45	47
Operating	23	25	235	237	258	262
Operating Cash Flow	77	181	1,004	1,880	1,081	2,061

	Other
	Oil Sands		Conventional		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	14	7	13	12	27	19
Less: Royalties	2	-	-	-	2	-
Net Revenues	12	7	13	12	25	19
Expenses
Production and mineral taxes	-	-	-	-	-	-
Transportation and blending	-	-	-	-	-	-
Operating	5	9	4	5	9	14
Operating Cash Flow	7	(2)	9	7	16	5

	Total
	Oil Sands		Conventional		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	2,719	2,277	2,539	3,369	5,258	5,646
Less: Royalties	279	135	170	138	449	273
Net Revenues	2,440	2,142	2,369	3,231	4,809	5,373
Expenses
Production and mineral taxes	-	1	34	43	34	44
Transportation and blending	935	628	130	132	1,065	760
Operating	369	332	441	416	810	748
Operating Cash Flow	1,136	1,181	1,764	2,640	2,900	3,821

Cenovus Energy Inc.	10	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Geographic Information

The Refining and Marketing segment operates in both Canada and the United States. Both of Cenovus’s refining facilities are located and carry on business in the United States. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third party purchases and sales of product is undertaken in Canada. Physical product sales that settle in the United States are considered to be export sales undertaken by a Canadian business.

(For the three months ended December 31)

	Refining and Marketing
	Canada (Marketing)		United States (Refining)		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	395	298	1,912	1,511	2,307	1,809
Less: Royalties	-	-	-	-	-	-
Net Revenues	395	298	1,912	1,511	2,307	1,809
Expenses
Operating	6	6	106	131	112	137
Purchased product	393	291	1,677	1,368	2,070	1,659
Operating Cash Flow	(4)	1	129	12	125	13
Depreciation, depletion and amortization	2	4	85	49	87	53
Segment Income (Loss)	(6)	(3)	44	(37)	38	(40)

(For the twelve months ended December 31)

	Refining and Marketing
	Canada (Marketing)		United States (Refining)		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	1,604	965	6,624	5,957	8,228	6,922
Less: Royalties	-	-	-	-	-	-
Net Revenues	1,604	965	6,624	5,957	8,228	6,922
Expenses
Operating	17	17	472	517	489	534
Purchased product	1,579	938	6,085	5,082	7,664	6,020
Operating Cash Flow	8	10	67	358	75	368
Depreciation, depletion and amortization	10	12	229	220	239	232
Segment Income (Loss)	(2)	(2)	(162)	138	(164)	136

Capital Expenditures

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2010	2009	2010	2009

Capital
Oil Sands	313	160	867	629
Conventional	216	97	523	466
Upstream	529	257	1,390	1,095
Refining and Marketing	139	229	656	1,033
Corporate	38	21	76	34
	706	507	2,122	2,162
Acquisition Capital
Oil Sands	5	-	25	-
Conventional	5	1	23	3
Refining and Marketing	38	-	38	-
Total	754	508	2,208	2,165

In addition to the above, in 2009 Cenovus acquired strategic bitumen lands in exchange for certain non-core holdings.

Cenovus Energy Inc.	11	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Goodwill Additions

There were no additions to goodwill during 2010 or 2009.

2.  BACKGROUND & BASIS OF PRESENTATION

Cenovus began independent operations on December 1, 2009, as a result of the plan of arrangement (“Arrangement”) involving Encana Corporation (“Encana”) whereby Encana was split into two independent energy companies, one a natural gas company, Encana and the other an oil company, Cenovus.  In connection with the Arrangement, Encana common shareholders received one share in each of the new Encana and Cenovus in exchange for each Encana share held.  Common Shares of Cenovus began trading on a “when issued” basis on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges on November 2, 2009.  Regular trading of Cenovus shares began on the TSX on December 3, 2009 and on the NYSE on December 9, 2009.

Basis of presentation / Carve-out financial information for comparative periods

These interim Consolidated Financial Statements have been presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and have been prepared following the same accounting policies and methods of computation as the Cenovus annual audited Consolidated Financial Statements for the year ended December 31, 2009, except as outlined in Notes 3 and 4.  The disclosures provided below are incremental to those included with the Cenovus annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.

As the Company began independent operations on December 1, 2009, the comparative information provided in these interim Consolidated Financial Statements represents the financial position, results of operations and cash flows of the businesses transferred to Cenovus on a carve-out basis.  Management believes the assumptions underlying the Cenovus Carve-out Consolidated Financial Statements for prior period comparatives are reasonable.

However, these comparative amounts may not reflect Cenovus’s financial position, results of operations, and cash flows had Cenovus been a stand-alone company during the comparative periods presented.  For additional information regarding the carve-out process, readers should refer to Cenovus’s annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.

3.  CHANGE IN REPORTING CURRENCY

As a result of the Arrangement, Cenovus reported its results in U.S. dollars for the preparation of its December 31, 2009 consolidated financial statements as this was the reporting currency used by Encana.  Effective January 1, 2010, the Company changed its reporting currency to Canadian dollars.  The change in reporting currency is to better reflect the business of Cenovus, and it allows for increased comparability to the Company’s peers.  In implementing this change, the Company has followed the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee (“EIC”) Abstract 130 (“EIC-130”), “Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.”

With the change in reporting currency, all comparative financial information being presented has been restated from U.S. dollars to Canadian dollars to reflect the Company’s consolidated financial statements as if they had been historically reported in Canadian dollars.

Cenovus Energy Inc.	12	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

4.  CHANGES IN ACCOUNTING POLICIES AND PRACTICES

Business Combinations

On January 1, 2010, Cenovus early adopted CICA Handbook Section 1582, “Business Combinations,” which replaces CICA Handbook Section 1581 of the same name.  The new standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the Statement of Earnings.  This accounting policy was applied to the November 1, 2010 purchase of the marine terminal facilities disclosed in Note 6.

Consolidated Financial Statements and Non-controlling Interests

In conjunction with the early adoption of CICA Handbook Section 1582, the Company was also required to early adopt CICA Handbook Sections 1601, “Consolidated Financial Statements” and 1602, “Non-controlling Interests” effective January 1, 2010.  These sections replace the former consolidated financial statement standard, CICA Handbook Section 1600, “Consolidated Financial Statements.” Section 1601 establishes the requirements for the preparation of the consolidated financial statements and Section 1602 establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 requires a non-controlling interest to be classified as a separate component of equity.  In addition, net earnings, and components of other comprehensive income are attributed to both the parent and non-controlling interest.  The early adoption of these standards did not have a material impact on the Company’s interim Consolidated Financial Statements for the period ended December 31, 2010.  These standards along with CICA Handbook Section 1582 above are converged with International Financial Reporting Standards (“IFRS”) (see Note 5).

Reclassification

In addition to the restatement required due to the changes in operating segments (see Note 1), certain information provided for prior years has been reclassified to conform to the presentation adopted in 2010.

5.  RECENT ACCOUNTING PRONOUNCEMENTS

Beginning with the three month period ending March 31, 2011, Cenovus is required to report its results in accordance with IFRS. Cenovus has developed a detailed changeover plan to complete the transition to IFRS. The plan includes the preparation of required comparative information for 2010, given that the IFRS date of transition was January 1, 2010. The Company is on schedule with its plan and is continuing to assess the potential impact of the adoption of IFRS on its Consolidated Financial Statements.

6.  ASSETS AND LIABILITIES HELD FOR SALE

On November 1, 2010, under the terms of an agreement with a non-related Canadian company, Cenovus acquired certain marine terminal facilities in Kitimat, British Columbia for cash consideration of $38 million.

Cenovus intends to sell the facilities as soon as practicable.  As a result, the net assets acquired have been recorded at estimated fair value less costs to sell, and have been classified as held for sale. These assets are reported in the Refining and Marketing segment. Cenovus recognized a bargain purchase gain of $12 million, resulting from the excess fair value of the net assets acquired over the cash consideration paid.  The table below represents the purchase cost and the preliminary allocation to the assets and liabilities.  The gain has been recorded in other income.

Cenovus Energy Inc.	13	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

6.  ASSETS AND LIABILITIES HELD FOR SALE (continued)

Cash consideration	38

Fair value of Liabilities assumed
Asset retirement obligation	5
Future income taxes	4
Total Purchase Price and Liabilities Assumed	47

Estimated Fair Value of Assets acquired Property, Plant and Equipment	59

Bargain Purchase Gain	12

As at December 31, 2010 the assets and liabilities classified as held for sale consists of the following:

December 31, 2010

Assets Held for Sale Property, plant and equipment	65

Liabilities Related to Assets Held for Sale
Asset retirement obligation	5
Future income taxes	2
7

7.  DIVESTITURES

For the twelve months ended December 31, 2010, total proceeds received from the divestiture of assets were $309 million (2009–$222 million).

8.  INTEREST, NET

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2010	2009	2010	2009

Interest Expense–Long-Term Debt	54	67	227	211
Interest Expense–Other	49	51	196	220
Interest Income	(34)	(40)	(144)	(187)
	69	78	279	244

Interest Expense – Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.

Cenovus Energy Inc.	14	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

9.  FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2010	2009	2010	2009

Unrealized Foreign Exchange (Gain) Loss on translation of:
U.S. dollar debt issued from Canada	(123)	(90)	(182)	(381)
U.S. dollar Partnership Contribution Receivable issued from Canada	77	60	91	504
Other	16	116	22	204
Unrealized Foreign Exchange (Gain) Loss	(30)	86	(69)	327
Realized Foreign Exchange (Gain) Loss	2	7	18	(23)
	(28)	93	(51)	304

10. INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2010	2009	2010	2009

Current
Canada	22	573	82	979
United States	-	(25)	-	(45)
Total Current Tax	22	548	82	934
Future	(41)	(395)	88	(590)
	(19)	153	170	344

Future income tax expense in 2010 includes a tax benefit of $107 million from the recognition of net capital losses expected to be realized against future capital gains.  These net capital losses are attributable to an internal restructuring undertaken in 2010. Net capital losses of $415 million, attributable to the restructuring and to realized foreign exchange losses, are unrecognized at December 31, 2010. Recognition is dependent on the level of future capital gains.

Current income tax expense in 2009 includes the incremental tax incurred as a result of certain corporate restructuring transactions which were required to effect the Arrangement.

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the twelve months ended December 31,	2010	2009

Earnings Before Income Tax	1,163	1,162
Canadian Statutory Rate	28.2%	29.2%
Expected Income Tax	328	339
Effect on Taxes Resulting from:
Statutory and other rate differences	(33)	(1)
Non-deductible stock-based compensation	29	-
Multi-jurisdictional financing	(93)	(134)
Foreign exchange gains not included in net earnings	28	58
Non-taxable capital (gains) losses	(9)	30
Recognition of capital losses	(107)	-
Other	27	52
	170	344
Effective Tax Rate	14.6%	29.6%

Cenovus Energy Inc.	15	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

11.  INVENTORIES

As at	December 31, 2010	December 31, 2009

Product
Upstream – Oil Sands	80	84
Refining and Marketing	779	772
Parts and Supplies	21	19
	880	875

12.  PARTNERSHIP CONTRIBUTION RECEIVABLE AND PAYABLE

In relation to the creation and activities of the integrated oil business venture with ConocoPhillips, the following represent Cenovus’s 50 percent share of amounts receivable and payable. Both notes are denominated in U.S. dollars.

Partnership Contribution Receivable

As at	December 31, 2010	December 31, 2009

Current	346	345
Long-term	2,145	2,621
	2,491	2,966

Partnership Contribution Payable

As at	December 31, 2010	December 31, 2009

Current	343	340
Long-term	2,176	2,650
	2,519	2,990

In addition to the Partnership Contribution Receivable and Payable, Other Assets and Other Liabilities include equal amounts for interest bearing partner loans, with no fixed repayment terms, related to the funding of refining operating and capital requirements.  At December 31, 2010 these amounts were $274 million (December 31, 2009–$183 million).

13.  PROPERTY, PLANT AND EQUIPMENT, NET

During the three months ended December 31, 2010, it was determined that a processing unit at the Borger refinery was a redundant asset and would not be used in future operations at the refinery.  The fair value of the unit was determined to be negligible based on market prices for refining assets of similar age and condition.  Accordingly, the carrying amount of the unit was reduced to zero and an impairment loss of $37 million net to Cenovus, was recorded as additional depreciation, depletion and amortization in the Consolidated Statements of Earnings and Comprehensive Income within the Refining and Marketing segment.

Cenovus Energy Inc.	16	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

14.  LONG-TERM DEBT

As at	December 31, 2010	December 31, 2009

Canadian Dollar Denominated Debt
Revolving term debt*	-	32
U.S. Dollar Denominated Debt
Revolving term debt*	-	26
Unsecured notes	3,481	3,663
	3,481	3,689
Total Debt Principal	3,481	3,721

Debt Discounts and Transaction Costs	(49)	(65)
	3,432	3,656

*          Revolving term debt includes commercial paper, bankers’ acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

In conjunction with the Arrangement, on September 18, 2009 Cenovus completed a private offering of senior unsecured notes of an aggregate principal amount of US$3,500 million.  The notes were disclosed on Cenovus’s Consolidated Balance Sheet as a long term liability, net of financing costs as at September 30, 2009. The net proceeds of $3,718 million were placed into an escrow account held by the escrow agent, The Bank of New York Mellon, pending the completion of the Arrangement.  Cenovus placed an additional $162 million into the escrow account so that the total escrowed funds of $3,880 million would be sufficient to pay the special mandatory redemption price for the notes if the Arrangement did not proceed.  The cash in escrow was disclosed as Restricted Cash on the Consolidated Balance Sheet as at September 30, 2009. Upon completion of the Arrangement, funds were released from escrow and the proceeds of the notes were used to pay the note payable to Encana of US$3,500 million as part of the Arrangement.  On November 30, 2009 these notes became the direct, unsecured obligations of Cenovus. In 2010, substantially all of these notes were exchanged for notes registered under the Securities Act of 1933 with the same terms and conditions as the original issued notes.

Cenovus has in place a Canadian base shelf prospectus for unsecured medium term notes in the amount of $1,500 million.  The Canadian shelf prospectus allows for the issuance of medium term notes in Canadian dollars or other foreign currencies from time to time in one or more offerings.  The terms of the notes, including, but not limited to, interest at either fixed or floating rates and expiry dates will be determined at the date of issue.  At December 31, 2010, no medium term notes have been issued under this Canadian prospectus.  The shelf prospectus expires in July 2012.

Cenovus has in place a U.S. base shelf prospectus for unsecured notes in the amount of US$1,500 million. The U.S. shelf prospectus allows for the issuance of debt securities in U.S. dollars or other foreign currencies from time to time in one or more offerings.  The terms of the notes, including, but not limited to, interest at either fixed or floating rates and expiry dates will be determined at the date of issue.  At December 31, 2010, no notes have been issued under this U.S. prospectus. The shelf prospectus expires in August 2012.

At December 31, 2010, Cenovus is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	17	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

15.  ASSET RETIREMENT OBLIGATION

The aggregate carrying amount of the obligation associated with the retirement of upstream oil and gas assets and refining facilities is as follows:

As at	December 31, 2010	December 31, 2009

Asset Retirement Obligation, Beginning of Year	1,147	793
Liabilities Incurred	44	6
Liabilities Settled	(33)	(38)
Liabilities Divested	(88)	(10)
Change in Estimated Future Cash Outflows	69	357
Accretion Expense	75	45
Foreign Currency Translation	(1)	(6)
Asset Retirement Obligation, End of Year	1,213	1,147

16.  SHARE CAPITAL

Authorized

Cenovus is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

Issued and Outstanding

As at December 31, 2010
	Number of Common Shares (thousands)	Amount

Outstanding, Beginning of Year	751,309	3,681
Common Shares Issued under Stock Option Plans	1,366	35
Outstanding, End of Year	752,675	3,716

To determine Cenovus’s share capital amount at the time of the Arrangement, Encana’s stated capital immediately prior to the Arrangement was split based on the relative fair market values of the Encana and Cenovus Common Shares at the time of the initial exchange.  Cenovus’s share capital amount was deducted from Encana’s net investment with the remaining $6,055 million reclassified as Paid in Surplus.

At December 31, 2010, there were 26 million (2009–24 million) Common Shares available for future issuance under stock option plans.  There were no Preferred Shares outstanding as at December 31, 2010.

The Company has a dividend reinvestment plan (“DRIP”).  Under the DRIP, holders of Common Shares may reinvest all or a portion of the cash dividends payable on their Common Shares in additional Common Shares. At the discretion of the Company, the additional Common Shares may be issued from treasury or purchased on the market.

Net Investment

For comparative periods, Encana’s net investment in the operations of Cenovus prior to the Arrangement is presented as total Net Investment in the interim Consolidated Financial Statements.  Total Net Investment consists of Owner’s Net Investment and AOCI.

Cenovus Energy Inc.	18	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

16.  SHARE CAPITAL (continued)

Stock-Based Compensation

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued.  Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, and are fully exercisable after three years.  Options granted prior to February 17, 2010 expire after five years while options granted on February 17, 2010 or later expire after seven years.

All options issued by the Company under the Employee Stock Option Plan have associated tandem stock appreciation rights.  In lieu of exercising the options, the tandem stock appreciation rights give the option holder the right to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the right. The tandem stock appreciation rights vest and expire under the same terms and conditions as the underlying options.  For the purpose of this note, options with associated tandem stock appreciation rights are referred to as “TSARs”.

In addition, certain of the TSARs are performance based (“Performance TSARs”).  The Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and have an additional vesting requirement whereby vesting is subject to achievement of prescribed performance relative to pre-determined key measures.  Performance TSARs that do not vest when eligible are forfeited.

In accordance with the Arrangement described in Note 2, each Cenovus and Encana employee exchanged their original Encana TSAR for one Cenovus Replacement TSAR and one Encana Replacement TSAR. The terms and conditions of the Cenovus and Encana Replacement TSARs are similar to the terms and conditions of the original Encana TSAR. The original exercise price of the Encana TSAR was apportioned to the Cenovus and Encana Replacement TSARs based on the one day volume weighted average trading price of Cenovus’s Common Share price relative to that of Encana’s Common Share price on the TSX on December 2, 2009. Cenovus TSARs and Cenovus Replacement TSARs are measured against the Cenovus Common Share price while Encana Replacement TSARs are measured against the Encana Common Share price.  The Cenovus Replacement TSARs have similar vesting provisions as outlined above for the Employee Stock Option Plan.  The original Encana Performance TSARs were also exchanged under the same terms as the original Encana TSARs.

Unless otherwise indicated, all references to TSARs collectively refer to both the Cenovus issued TSARs and Cenovus Replacement TSARs.

TSARs Held by Cenovus Employees

The following tables summarize information related to the TSARs held by Cenovus employees as at December 31, 2010:

As at December 31, 2010
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	8,402	8,053	16,455	27.52
Granted	6,087	-	6,087	26.54
Exercised for cash payment	(1,099)	(77)	(1,176)	21.32
Exercised as options for shares	(948)	(109)	(1,057)	23.52
Forfeited	(398)	(794)	(1,192)	28.55
Outstanding, End of Year	12,044	7,073	19,117	27.75
Exercisable, End of Year	4,154	3,580	7,734	28.07

Cenovus Energy Inc.	19	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

16.  SHARE CAPITAL (continued)

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 24.99	1,198	-	1,198	0.25	22.96	1,172	-	1,172	22.94
25.00 to 29.99	8,925	4,694	13,619	3.99	26.47	1,818	2,351	4,169	26.59
30.00 to 34.99	1,733	2,379	4,112	2.19	32.87	1,051	1,229	2,280	32.86
35.00 to 39.99	119	-	119	2.44	37.22	72	-	72	37.22
40.00 to 44.99	67	-	67	2.45	43.23	40	-	40	43.23
45.00 to 49.99	2	-	2	2.39	45.56	1	-	1	45.56
	12,044	7,073	19,117	3.35	27.75	4,154	3,580	7,734	28.07

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana’s employees when these employees exercise a Cenovus Replacement TSAR for cash.  No compensation expense is recognized and no further Cenovus Replacement TSARs will be granted to Encana employees.

Cenovus has recorded a liability of $123 million (2009–$84 million) in the Consolidated Balance Sheets for Cenovus Replacement TSARs held by Encana employees using the fair value method, with an offsetting accounts receivable from Encana.  The fair value of each Cenovus Replacement TSAR held by Encana employees is estimated using the Black-Scholes-Merton model with weighted average assumptions as follows:

2010

Risk Free Rate	1.70%
Dividend Yield	2.40%
Volatility	23.99%
Cenovus’s Common Share Price	$33.28

The following tables summarize information related to the Cenovus Replacement TSARs held by Encana employees as at December 31, 2010:

As at December 31, 2010
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	12,482	10,463	22,945	27.14
Exercised for cash payment	(3,847)	(411)	(4,258)	22.67
Exercised as options for shares	(105)	(1)	(106)	19.44
Forfeited	(316)	(1,111)	(1,427)	28.80
Outstanding, End of Year	8,214	8,940	17,154	28.16
Exercisable, End of Year	5,977	4,828	10,805	27.88

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 24.99	1,658	-	1,658	0.17	22.95	1,650	-	1,650	22.95
25.00 to 29.99	4,116	6,107	10,223	2.19	26.49	2,711	3,368	6,079	26.63
30.00 to 34.99	2,271	2,833	5,104	2.09	32.83	1,515	1,460	2,975	32.74
35.00 to 39.99	90	-	90	2.44	37.24	54	-	54	37.24
40.00 to 44.99	77	-	77	2.44	42.81	46	-	46	42.81
45.00 to 49.99	2	-	2	2.39	45.56	1	-	1	45.56
	8,214	8,940	17,154	1.97	28.16	5,977	4,828	10,805	27.88

Cenovus Energy Inc.	20	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

16.  SHARE CAPITAL (continued)

Encana Replacement TSARs Held by Cenovus Employees

Cenovus is required to reimburse Encana in respect of cash payments made by Encana to Cenovus employees when a Cenovus employee exercises an Encana Replacement TSAR for cash. No further Encana Replacement TSARs will be granted to Cenovus employees.

Cenovus has recorded a liability of $24 million (2009–$70 million) in the Consolidated Balance Sheets for Encana Replacement TSARs held by Cenovus’s employees using the fair value method.  The fair value of each Encana Replacement TSAR was estimated using the Black-Scholes-Merton model with weighted average assumptions as follows:

2010

Risk Free Rate	1.70%
Dividend Yield	2.74%
Volatility	23.57%
Encana’s Common Share Price	$29.09

The following tables summarize information related to the Encana Replacement TSARs held by Cenovus employees as at December 31, 2010:

As at December 31, 2010
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	8,305	8,052	16,357	30.46
Exercised for cash payment	(1,568)	(148)	(1,716)	24.43
Exercised as options for Encana shares	(94)	-	(94)	21.47
Forfeited	(214)	(806)	(1,020)	31.98
Outstanding, End of Year	6,429	7,098	13,527	31.17
Exercisable, End of Year	4,461	3,605	8,066	30.85

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 24.99	7	-	7	2.75	23.04	4	-	4	23.06
25.00 to 29.99	4,371	4,718	9,089	2.04	28.59	3,127	2,376	5,503	28.30
30.00 to 34.99	312	-	312	1.75	32.61	274	-	274	32.71
35.00 to 39.99	1,597	2,380	3,977	2.13	36.47	971	1,229	2,200	36.47
40.00 to 44.99	74	-	74	2.49	42.28	45	-	45	42.28
45.00 to 49.99	66	-	66	2.46	47.86	39	-	39	47.86
50.00 to 54.99	2	-	2	2.39	50.39	1	-	1	50.39
	6,429	7,098	13,527	2.06	31.17	4,461	3,605	8,066	30.85

B) Performance Share Units

The Company has granted Performance Share Units (“PSUs”) to certain employees under its Performance Share Unit Plan for Employees. PSUs are whole share units and entitle employees to receive, upon vesting, either a Common Share of Cenovus or a cash payment equal to the value of a Cenovus Common Share. The number of PSUs eligible for payment is determined over three years based on the units granted multiplied by 30 percent after year one, 30 percent after year two and 40 percent after year three, multiplied by a performance multiplier for each year. The multiplier is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

Cenovus Energy Inc.	21	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

16.  SHARE CAPITAL (continued)

The following table summarizes information related to the PSUs held by Cenovus employees as at December 31, 2010:

Outstanding PSUs (thousands)

Outstanding, Beginning of Year	-
Granted	1,252
Cancelled	(35)
Units in Lieu of Dividends	35
Outstanding, End of Year	1,252

C) Deferred Share Units

Under two Deferred Share Unit Plans, Cenovus directors, officers and employees may receive Deferred Share Units (“DSUs”), which are equivalent in value to a Common Share of the Company. Employees have the option to convert either 25 or 50 percent of their annual bonus award into DSUs.  DSUs vest immediately, are redeemed in accordance with terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

Pursuant to the terms of the Arrangement, Encana DSUs credited to directors, officers and employees of Cenovus were exchanged for Cenovus DSUs.  The fair value of the Cenovus DSUs credited to each holder was based on the fair market value of Cenovus Common Shares relative to Encana Common Shares prior to the effective date of the Arrangement.

The following table summarizes information related to the DSUs held by Cenovus directors, officers and employees as at December 31, 2010:

Outstanding DSUs (thousands)

Outstanding, Beginning of Year	768
Granted	65
Granted from Annual Bonus Awards	81
Units in Lieu of Dividends	26
Outstanding, End of Year	940

D) Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses on the Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2010	2009*	2010	2009*

TSARs Held by Cenovus Employees	33	(2)	52	(2)
Encana Replacement TSARs Held by Cenovus Employees	(4)	32	(23)	32
Performance Share Units	5	-	13	-
Deferred Share Units	3	-	9	-
Total stock-based compensation expense (recovery)	37	30	51	30

*2009 represents one month of compensation expense incurred under the Cenovus plan post Arrangement.

Included in the financial information prior to the Arrangement, the Company recorded compensation expense (recovery) for the following Encana plans:

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2010	2009	2010	2009

Encana TSARs	-	(24)	-	4
Encana DSUs	-	(2)	-	3
Total stock-based compensation expense (recovery)	-	(26)	-	7

Cenovus Energy Inc.	22	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

17.  CAPITAL STRUCTURE

Cenovus’s capital structure is comprised of Shareholders’ Equity plus Debt.  Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and short-term financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Debt is defined as the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.

Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent.

As at	December 31, 2010	December 31, 2009
Debt	3,432	3,656
Shareholders’ Equity	10,022	9,608
Total Capitalization	13,454	13,264
Debt to Capitalization ratio	26%	28%

Cenovus targets a Debt to Adjusted EBITDA of between 1.0 and 2.0 times.

As at	December 31, 2010	December 31, 2009
Debt	3,432	3,656
Net Earnings	993	818
Add (deduct):
Interest, net	279	244
Income tax expense	170	344
Depreciation, depletion and amortization	1,310	1,527
Accretion of asset retirement obligation	75	45
Foreign exchange (gain) loss, net	(51)	304
(Gain) loss on divestiture of assets	9	-
Other (income) loss, net	(13)	(2)
Adjusted EBITDA	2,772	3,280
Debt to Adjusted EBITDA	1.2x	1.1x

It is Cenovus’s intention to maintain an investment grade credit rating to ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions.  Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle.  To manage the capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

Cenovus’s capital structure, objectives and targets have remained unchanged over the periods presented.  At December 31, 2010, Cenovus is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	23	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

18.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus’s consolidated financial assets and liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Receivable and Payable and partner loans, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Payable and partner loans approximate their carrying amount due to the specific, non-tradeable, nature of these instruments.

Risk management assets and liabilities are recorded at their estimated fair value based on mark-to-market accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

Long-term debt is carried at amortized cost.  The estimated fair values of long-term borrowings have been determined based on market information. At December 31, 2010, the carrying value of Cenovus’s long-term debt accounted for using amortized cost was $3,432 million and the fair value was $3,940 million (December 31, 2009–carrying value–$3,656 million, fair value–$3,964 million).

B) Risk Management Assets and Liabilities

For comparative purposes, under the terms of the Arrangement, the risk management positions at November 30, 2009 were allocated to Cenovus based upon Cenovus’s proportion of the related volumes covered by the contracts. To effect the allocation, Cenovus entered into a contract with Encana with the same terms and conditions as between Encana and the third parties to the existing contracts. All positions entered into after the Arrangement have been negotiated between Cenovus and third parties.

Net Risk Management Position

As at	December 31, 2010	December 31, 2009

Risk Management
Current asset	163	60
Long-term asset	43	1
	206	61
Risk Management
Current liability	163	70
Long-term liability	10	4
	173	74
Net Risk Management Asset (Liability)	33	(13)

Of the $33 million net risk management asset balance at December 31, 2010, an asset of $41 million relates to the contract with Encana (2009–net liability of $15 million).

Cenovus Energy Inc.	24	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

18.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Summary of Unrealized Risk Management Positions

As at	December 31, 2010			December 31, 2009
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	4	159	(155)	8	66	(58)
Natural Gas	202	-	202	53	-	53
Power	-	14	(14)	-	8	(8)
Total Fair Value	206	173	33	61	74	(13)

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at	December 31, 2010	December 31, 2009
Prices actively quoted	40	6
Prices sourced from observable data or market corroboration	(7)	(19)
Total Fair Value	33	(13)

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Net Fair Value of Commodity Price Positions at December 31, 2010

As at December 31, 2010	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	28,600 bbls/d	2011	US$85.54/bbl	(85)
WTI NYMEX Fixed Price	29,200 bbls/d	2011	C$88.32/bbl	(58)
WTI NYMEX Fixed Price	5,000 bbls/d	2012	US$92.44/bbl	(3)
WTI NYMEX Fixed Price	3,000 bbls/d	2012	C$93.82/bbl	(1)
Other Fixed Price Contracts *		2011		4

Other Financial Positions **				(12)
Crude Oil Fair Value Position				(155)

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	379 MMcf/d	2011	US$5.70/Mcf	158
NYMEX Fixed Price	130 MMcf/d	2012	US$5.96/Mcf	41
AECO Fixed Price	80 MMcf/d	2012	C$4.49/Mcf	-
Other Fixed Price Contracts *		2011-2013		3
Natural Gas Fair Value Position				202

Power Purchase Contracts
Power Fair Value Position				(14)

*	Cenovus has entered into fixed priced swaps to protect against widening price differentials between production areas in Canada and various sales points.
**	Other financial positions are part of ongoing operations to market the Company’s production.

Cenovus Energy Inc.	25	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

18.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2010	2009	2010	2009
Gross Revenues	77	166	272	1,154
Less: Royalties	-	-	-	-
Net Revenues	77	166	272	1,154
Operating Expenses and Other	-	(1)	6	(38)
Gain (Loss) on Risk Management	77	165	278	1,116

	Unrealized Gain (Loss)
	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2010	2009	2010	2009
Gross Revenues	(268)	(131)	60	(668)
Less: Royalties	-	-	-	-
Net Revenues	(268)	(131)	60	(668)
Operating Expenses and Other	(7)	(5)	(14)	(30)
Gain (Loss) on Risk Management	(275)	(136)	46	(698)

Reconciliation of Unrealized Risk Management Positions from January 1 to December 31,

		2010	2009
		Total	Total
	Fair	Unrealized	Unrealized
	Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	(13)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	324	324	418
Fair Value of Contracts Realized During the Year	(278)	(278)	(1,116)
Fair Value of Contracts, End of Year	33	46	(698)

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, Management believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting earnings before income tax at December 31, 2010 as follows:

	10% Price	10% Price
	Increase	Decrease

Crude oil price	(227)	227
Natural gas price	(104)	104
Power price	6	(6)

C) Risks Associated with Financial Assets and Liabilities

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.  The Company’s policy is not to use derivative financial instruments for speculative purposes.

Cenovus Energy Inc.	26	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

18.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Crude Oil – The Company has partially mitigated its exposure to the commodity price risk on its crude oil sales and condensate supply used for blending with fixed price swaps. To help protect against widening crude oil price differentials in various production areas, Cenovus has entered into a limited number of swaps to manage the price differentials between these production areas and various sales points.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps, which fix the NYMEX and AECO prices. To help protect against widening natural gas price differentials in various production areas, Cenovus has entered into a limited number of swaps to manage the price differentials between these production areas and various sales points.

Power – The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. Agreements are entered into with major financial institutions with investment grade credit ratings or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at December 31, 2010, over 92 percent (December 31, 2009 – 98 percent) of Cenovus’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

At December 31, 2010, Cenovus had two counterparties whose net settlement position individually account for more than 10 percent (December 31, 2009–three counterparties, including Encana) of the fair value of the outstanding in-the-money net financial and physical contracts by counterparty.  The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the Partnership Contribution Receivable and the partner loans receivable is the total carrying value. The current concentration of this credit risk resides with A rated or higher counterparties. Cenovus’s exposure to its counterparties is acceptable and within Credit Policy tolerances.

Liquidity Risk

Liquidity risk is the risk that Cenovus will not be able to meet all of its financial obligations as they become due.  Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.  Cenovus manages its liquidity risk through the active management of cash and debt.  As disclosed in Note 17, Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times to manage the Company’s overall debt position. It is Cenovus’s intention to maintain investment grade credit ratings on its senior unsecured debt.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facilities, commercial paper and availability under its shelf prospectuses.  At December 31, 2010, Cenovus’s committed credit facility was fully available. In addition, Cenovus has $1,500 million in unused capacity under its Canadian shelf prospectus and US$1,500 million in unused capacity under its U.S. shelf prospectus, the availability of which are dependent on market conditions.

Cenovus Energy Inc.	27	for the period ended December 31, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2010

18.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	1,825	-	-	-	1,825
Risk Management Liabilities	163	10	-	-	173
Long-Term Debt(1)(2)	203	407	1,167	5,236	7,013
Partnership Contribution Payable(1)	486	972	972	609	3,039
Partner Loans Payable	-	274	-	-	274

(1)           Principal and interest, including current portion

(2)           No principal repayment until 2014 and thereafter

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results. Cenovus’s functional currency and reporting currency is Canadian dollars.  All amounts are reported in Canadian dollars, unless otherwise indicated.

As disclosed in Note 9, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada and the translation of the U.S. dollar Partnership Contribution Receivable issued from Canada.  At December 31, 2010, Cenovus had US$3,500 million in U.S. dollar debt issued from Canada (US$3,525 million at December 31, 2009) and US$2,505 million related to the U.S. dollar Partnership Contribution Receivable (US$2,834 million at December 31, 2009).  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $10 million change in foreign exchange (gain) loss at December 31, 2010 (2009–$7 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the earnings, cash flows and valuations.  Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

At December 31, 2010, one hundred percent of the Company’s debt was fixed-rate debt and as a result, had interest rates on floating rate debt changed by one percent there would be no impact on net earnings (2009–$nil). This assumes that the amount of fixed and floating debt remains unchanged from December 31, 2010.

19.  PER SHARE AMOUNTS

For the period ended December 31,	Three Months Ended		Twelve Months Ended
(millions)	2010	2009	2010	2009

Weighted Average Common Shares Outstanding – Basic	752.2	751.3	751.9	751.0
Effect of Dilutive Securities	0.5	0.1	0.8	0.4
Weighted Average Common Shares Outstanding – Diluted	752.7	751.4	752.7	751.4

Since Cenovus’s shares were issued pursuant to the Arrangement, the per share amounts disclosed for the 2009 comparative periods are based on the number of Encana’s Common Shares outstanding.

20.  CONTINGENCIES

Legal Proceedings

Cenovus is involved in various legal claims associated with the normal course of operations.  Cenovus believes it has made adequate provisions for such legal claims.

Cenovus Energy Inc.	28	for the period ended December 31, 2010